

January 24, 2024

Edward Lu
Chief Financial Officer
Phoenix New Media Ltd
Sinolight Plaza, Floor 16
No. 4 Qiyang Road
Wangjing, Chaoyang District, Beijing, 100102
People's Republic of China

      Re: Phoenix New Media Ltd
          Form 20-F for the Year Ended December 31, 2022
          Response dated December 4, 2023
          File No. 001-35158

Dear Edward Lu:

      We have reviewed your December 4, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

Form 20-F for the Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-10

1.   We acknowledge your responses to the staff's questions related to the Company's status under the Investment Company Act of 1940 (the "Act"), as well as our phone conversation with you and your counsel on January 18, 2024. As we indicated on our phone call, we do not agree with certain positions expressed in your responses, including your position that you may treat interests in money market funds not registered with the Commission as cash items for purposes of section 3(a)(1)(C) of the Act. In the staff's view, based on the information provided to date, the Company should treat such assets as "investment securities" for purposes of section 3(a)(1)(C). We note, however, the

representation included in your response letter of September 8, 2023 that the Company "intends to reallocate its liquid assets into more cash items … so that its investment securities will make up less than 45% of its Adjusted Assets on a consolidated basis with its wholly owned subsidiaries allowing the Company to also rely on the Rule 3a1 safe harbor in the future," as well as your belief, which was relayed to the staff on the phone, that the Company has already made substantial progress in the reallocation of its assets out of investment securities, including money market funds not registered with the Commission, such that the Company may currently be eligible to rely on Rule 3a-1 under the Act. While we do not have additional comments at this time, our decision to not issue additional comments does not indicate that we agree or disagree with certain other positions expressed in your responses, including your position that you are able to rely on the exemption from the definition of an "investment company" provided at section 3(b)(1) of the Act.

 Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yi Gao